SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

New Oriental Education & Technology Group Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G6470A 10 8 (CUSIP Number)

Initial Public Offering – September 7, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON Capital River Group Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

7,675,222 common shares.
6 SHARED VOTING POWER

See item 5.
7 SOLE DISPOSITIVE POWER

7,675,222 common shares.
8 SHARED DISPOSITIVE POWER

See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,675,222 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.3%
12	TYPE OF REPORTING PERSON*

CO

ITEM 1	(a).	NAME OF ISSUER:

New Oriental Education & Technology Group Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Capital River Group Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Capital River Group Limited c/o Michael Minhong Yu No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

Capital River Group Limited - British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2	(e).	CUSIP NUMBER:

G6470A 10 8

ITEM 3.		Not Applicable

ITEM 4.		OWNERSHIP:

The following information with respect to the ownership of the Common Shares of the issuer by the Reporting Person is provided as of December 31, 2006:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Capital River Group Limited	7,675,222	5.3%	7,675,222	0	7,675,222	0

Capital River Group Limited (the “Reporting Person”), a British Virgin Islands company, is the record owner of 7,675,222 common shares of New Oriental Education & Technology Group Inc. Michael Minhong Yu is the sole director of the Reporting Person. Mr. Yu expressly disclaims the beneficial ownership of all the shares held by the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

Capital River Group Limited	By:	/s/ Michael Minhong Yu
	Name:	Michael Minhong Yu
	Title:	Director